

December 19, 2011

<u>Via U.S. Mail</u>
Dennis Kjeldsen
President
TeamUpSport Inc.
700 Gillard Street
Wallaceburg, Ontario, N8A 4Z5, Canada

      Re: **TeamUpSport Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed November 23, 2011
              File No. 333-176429

Dear Mr. Kjeldsen:

We have reviewed the above-referenced filing and the related response letter dated November 23, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 16, 2011.

Statement of Cash Flows, page 39

1.   Your response to prior comment 4 indicates that the items removed from your statement of cash flows were non-cash items. Please tell us your considerations of disclosing these items below your statement of cash flows. Refer to FASB ASC 230-10-50-3 through 50-6.

Report of Independent Registered Public Accounting Firm, page 46

2.   We note that the date of your auditor's report was revised in response to prior comment 6. In light of your restated financial statements and revised date of your auditor's report, it is unclear why the auditor's report does not include an explanatory paragraph explaining the restatement. Please advise. Refer to PCAOB Auditing Standard No. 6, paragraph 9.

You may contact Ryan Rohn, Staff Accountant, (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jody M. Walker, Esq.